

P.O. Box 2600
Valley Forge, PA 19482

vanguard.com

January 15, 2026

Electronic Delivery VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Amended Filing Pursuant to Section 33 of the Investment Company Act of 1940: IN RE Vanguard
Chester Funds Litigation; Case No. 2:22-cv-955-JFM (United States District Court for the Eastern District of
Pennsylvania)

Dear Sir or Madam,

Enclosed for filing on behalf of The Vanguard Group, Inc., Vanguard Chester Funds, Mortimer J. Buckley,
John Bendl, Christine M. Buchanan, John E. Schadl, Emerson U. Fullwood, Amy Gutmann, F. Joseph
Loughrey, Mark Loughridge, Scott C. Malpass, Deanna Mulligan, André F. Perold, Sarah Bloom Raskin,
and Peter F. Volanakis, pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the
Order and Final Judgment which has been filed with the court approving the settlement.

If you have any questions regarding this filing, please contact me at (610) 669-2153.

Please acknowledge receipt by sending a confirmation email to
Fund_&_Advisor_Regulatory_Engagements@vanguard.com.

Sincerely,

Signed by:

Jaliya Faulkner

7D6F3A13A0C145B...

Jaliya Faulkner
Principal, Deputy General Counsel, Head of Enterprise Legal Services
The Vanguard Group, Inc.

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF PENNSYLVANIA

IN RE VANGUARD CHESTER FUNDS
LITIGATION

Case No. 2:22-cv-955-JFM

ORDER AND FINAL JUDGMENT

On the 8th day of January, 2026, a hearing having been held before this Court to determine whether the terms and conditions of the Stipulation of Settlement, dated September 5, 2025 ("Stipulation") are fair, reasonable and adequate for the settlement of all claims asserted by the Settlement Class against Defendants, and should be approved; (2) whether judgment should be entered dismissing this Action against all Defendants with prejudice; (3) whether to approve the proposed Plan of Allocation as a fair and reasonable method to allocate the Net Settlement Fund among Settlement Class Members; (4) whether and in what amount to award Class Counsel as fees and reimbursement of expenses; and (5) whether and in what amount to approve awards to the Plaintiffs; and

The Court having considered all matters submitted to it at the hearing and otherwise; and

It appearing in the record that the Notice substantially in the forms approved in the Court's Order Preliminarily Approving Class Action Settlement and Providing For Notice, dated September 8, 2025, ("Preliminary Approval Order") was disseminated to all reasonably identifiable Settlement Class Members and posted to the website of the Claims Administrator, in accordance with the specifications of the Court as set forth in the Preliminary Approval Order;

NOW, THEREFORE, IT IS HEREBY ORDERED, ADJUDGED AND DECREED THAT:

1.   All capitalized terms used herein have the same meanings as set forth and defined in the Stipulation.

2.   The Court has jurisdiction over the subject matter of the Action, Plaintiffs, all Settlement Class Members, and Defendants.

3.   The Court finds that, for settlement purposes only, the prerequisites for a class action under Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure have been satisfied in that: (a) the number of Settlement Class Members is so numerous that joinder of all members thereof is impracticable; (b) there are questions of law and fact common to the Settlement Class; (c) the claims of the Plaintiffs are typical of the claims of the Settlement Class they seek to represent; (d) Plaintiffs and Class Counsel fairly and adequately represent the interests of the Settlement Class; (e) questions of law and fact common to the members of the Settlement Class predominate over any questions affecting only individual members of the Settlement Class; and (f) a class action is superior to other available methods for the fair and efficient adjudication of this Action, considering: (i) the interests of the Settlement Class Members in individually controlling the prosecution of the separate actions; (ii) the extent and nature of any litigation concerning the controversy already commenced by Settlement Class Members; (iii) the desirability or undesirability of concentrating the litigation of these claims in this particular forum; and (iv) the difficulties likely to be encountered in the management of the class action. The Settlement Class is being certified for settlement purposes only.

4.   The Court hereby finally certifies this action as a class action for purposes of the Settlement, pursuant to Rule 23(a) and (b)(3) of the Federal Rules of Civil Procedure, on behalf of all investors in the Investor TRFs who: (1) reside in the United States; (2) held shares of the Investor TRFs in Taxable Accounts or Other Relevant Accounts; and (3) received capital gains

distributions from the Investor TRFs in 2021. Excluded from the class are: (i) Defendants, the present and former officers and directors of Defendants at all relevant times, members of their immediate families, and any entity in which any Defendant, or any person excluded under this subsection (i), has or had a majority ownership interest at any time; (ii) persons whose claims in this matter have been finally adjudicated on the merits or otherwise released; (iii) counsel of record for the parties in this Action; (iv) any Judge or Magistrate presiding over this Action; (v) persons who properly execute and submit a timely request for exclusion from the Class; and (vi) the legal representatives, successors, and assignees of any such excluded persons.

5.   Pursuant to Rule 23 of the Federal Rules of Civil Procedure, for the purposes of this Settlement only, Plaintiffs are certified as the class representatives on behalf of the Settlement Class ("Class Representatives") and Interim Class Counsel previously appointed by the Court are hereby appointed as Class Counsel for the Settlement Class ("Class Counsel").

6.   The Court hereby finds that the forms and methods undertaken to notify the Settlement Class of the Settlement and its terms and conditions met the requirements of due process and Rule 23 of the Federal Rules of Civil Procedure; constituted the best notice practicable under the circumstances; and constituted due and sufficient notice of these proceedings and the matters set forth herein, including the Settlement and Plan of Allocation, to all persons and entities entitled to such notice. No Settlement Class Member is relieved from the terms and conditions of the Settlement, including the releases provided for therein, based upon the contention or proof that such Settlement Class Member failed to receive actual or adequate notice or failed to file a timely claim in accordance with the specifications set forth in the Preliminary Approval Order. A full opportunity has been offered to Settlement Class Members to object to the proposed Settlement and to participate in the hearing thereon. The Court also hereby finds that Defendants provided

notice pursuant to the Class Action Fairness Act, 28 U.S.C. §1715. Thus, it is hereby determined

that all Settlement Class Members are bound by this Order and Final Judgment, except those

persons listed on Exhibit A to this Final Judgment.

      7.   Pursuant to Rule 23(e)(2) of the Federal Rules of Civil Procedure, the Court finds

that the Stipulation and Settlement, including the Settlement Amount of $25,000,000, are fair,

reasonable, and adequate, and in the best interests of the Settlement Class and each of the

Settlement Class Members.[1] This Court further finds the Settlement set forth in the Stipulation is

the result of good faith, arm's-length negotiations between experienced counsel representing the

interests of Plaintiffs, Settlement Class Members, and Defendants. Accordingly, the Settlement

embodied in the Stipulation is hereby approved in all respects and shall be consummated in

accordance with its terms and provisions. The Parties are hereby directed to perform the terms of

the Stipulation.

---

[1] Under Federal Rule of Civil Procedure 23(e), approval of a class action settlement may be granted "only on finding that [the proposed settlement] is fair, reasonable, and adequate," including whether:

> (A) the class representatives and class counsel have adequately represented the class; (B) the proposal was negotiated at arm's length; (C) the relief provided for the class is adequate, taking into account: (i) the costs, risks, and delay of trial and appeal; (ii) the effectiveness of any proposed method of distributing relief to the class, including the method of processing class-member claims; (iii) the terms of any proposed award of attorney's fees, including timing of payment; and (iv) any agreement required to be identified under Rule 23(e)(3); and (D) the proposal treats class members equitably relative to each other.

Fed. R. Civ. P. 23(e)(2)(A)-(D). We previously rejected the parties' proposed settlement because it would earn the class more money in light of a settlement between Vanguard and the SEC. DI 189. Our reasons for rejecting the initial proposed settlement having been assuaged, we incorporate here our analysis of Rule 23(e) and the closely related factors outlined in *Girsh v. Jepson*, 521 F.2d 153 (3d Cir. 1975)); adopt the arguments advance by counsel in favor of settlement approval; also include the reasons stated on the record at the January 5, 2025 settlement conference; and conclude that the settlement is fair, reasonable, and adequate. DI 189 at 17-21; DI 207.

8.   The Action, all claims contained therein, as well as all of the Released Claims, including Unknown Claims, are dismissed with prejudice. The Parties shall bear their own costs and expenses, except as otherwise provided in the Stipulation.

9.   Upon the Effective Date, the Releasing Parties, on behalf of themselves, their successors and assigns, and any other Person claiming (now or in the future) through or on behalf of them, regardless of whether any such Releasing Party ever seeks or obtains by any means, including without limitation by submitting a Proof of Claim, any disbursement from the Settlement Fund, shall be deemed to have, and by operation of this Final Judgment shall have, fully, finally, and forever compromised, settled, resolved, released, relinquished, waived, dismissed and discharged all Released Claims (including, without limitation, Unknown Claims) against the Released Parties and shall have covenanted not to sue the Released Parties with respect to any and all Released Claims (including, without limitation, Unknown Claims). and shall be permanently barred and enjoined from asserting, commencing, prosecuting, instituting, assisting, instigating, or in any way participating in the commencement or prosecution of any action or other proceeding, in any forum, asserting any Released Claim (including, without limitation, Unknown Claims) in any capacity, against any of the Released Parties. Nothing contained herein shall, however, bar the Releasing Parties from bringing any action or claim to enforce the terms of the Stipulation or this Final Judgment. Nor shall anything contained herein limit or release any claims Defendants may have with regard to insurance coverage that may be available to them under any applicable policy. This release shall not apply to any Settlement Class Members who timely and properly exclude themselves from the Settlement Class.

10.   With respect to any and all Released Claims (including, without limitation, Unknown Claims), the Releasing Parties shall waive, shall be deemed to have waived, and by

operation of this Final Judgment shall have waived, the provisions, rights, and benefits of California Civil Code § 1542, which provides:

> A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.

11.   With respect to any and all Released Claims, the Releasing Parties shall waive, shall be deemed to have waived, and by operation of this Final Judgment shall have waived, any and all provisions, rights and benefits conferred by any law of any state, territory, foreign country or principle of common law, which is similar, comparable or equivalent to California Civil Code § 1542. The Releasing Parties may hereafter discover facts in addition to or different from those which they now know or believe to be true with respect to the Released Claims, but the Releasing Parties, upon the Effective Date, shall be deemed to have, and by operation of this Final Judgment shall have, fully, finally and forever settled and released, any and all Released Claims, known or unknown, suspected or unsuspected, contingent or non-contingent, whether or not concealed or hidden, which now exist, or heretofore have existed, upon any theory of law or equity now existing or coming into existence in the future, including, but not limited to, conduct which is negligent, intentional, with or without malice, or a breach of fiduciary duty, law or rule, without regard to the subsequent discovery or existence of such different or additional facts. The Releasing Parties acknowledge, and the Settlement Class Members shall be deemed by operation of this Final Judgment to have acknowledged, that the foregoing waiver was separately bargained for and a key element of the Settlement.

12.   Upon the Effective Date, the Released Parties shall be deemed to have, and by operation of the Final Judgment shall have, fully, finally, and forever released, relinquished, and discharged all claims they may have against the Releasing Parties related to the Releasing Parties'

prosecution of the Action or any other known or unknown counter-claim related thereto and shall have covenanted not to sue the Releasing Parties with respect to any counter claim, claim, or sanction related to the Released Claims, and shall be permanently barred and enjoined from asserting, commencing, prosecuting, instituting, assisting, instigating, or in any way participating in the commencement or prosecution of any action or other proceeding, in any forum, asserting any such claim, in any capacity, against any of the Releasing Parties. Nothing contained herein shall, however, bar the Released Parties from bringing any action or claim to enforce the terms of the Stipulation or this Final Judgment.

13.   The Court finds that all parties and their counsel have complied with each requirement of Rule 11 of the Federal Rules of Civil Procedure as to all proceedings herein.

14.   Neither this Order and Final Judgment, the Stipulation (nor the Settlement contained therein), nor any of its terms and provisions, nor any of the negotiations, documents or proceedings connected with them shall be:

(a)   offered or received against any Defendant as evidence of, or construed as or deemed to be evidence of, any presumption, concession, or admission by any Defendant of the truth of any allegations by Plaintiffs or any Settlement Class Member or the validity of any claim that has been or could have been asserted in the Action, or the deficiency of any defense that has been or could have been asserted in the Action or in any other litigation, including, but not limited to, litigation of the Released Claims, or of any liability, negligence, fault, or wrongdoing of any kind of any of the Defendants;

(b)   offered or received against or to the prejudice of any Defendant as evidence of a presumption, concession, or admission of any fault, misrepresentation, or omission with respect to any statement or written document approved or made by any Defendant, or against any Plaintiff or any Settlement Class Member as evidence of any infirmity in the claims of Plaintiffs and the

Settlement Class;

(c)   offered or received against any Defendant as evidence of a presumption,

concession, or admission of any liability, negligence, fault, or wrongdoing, or in any way referred

to for any other reason as against any of the parties to this Stipulation, in any other civil, criminal,

or administrative action or proceeding; provided, however, that Defendants and the Released

Parties may refer to it to effectuate the release granted them hereunder;

(d)   construed against Defendants, Plaintiffs, or the Settlement Class as evidence of a

presumption, concession or admission that the consideration to be given hereunder represents the

amount which could be or would have been recovered after trial or in any proceeding other than

this Settlement; or

(e)   construed as, or received in evidence as, an admission, concession or presumption

against the Settlement Class or any of them, that any of their claims are without merit or that

damages recoverable under the Amended Consolidated Complaint would not have exceeded the

Settlement Fund; provided, however, that this Final Judgment, the Stipulation, or the documents

related thereto may be introduced in any proceeding as may be necessary to enforce the Settlement

or Final Judgment, to effectuate the liability protection granted them hereunder, to support a

defense or counterclaim based on principles of *res judicata*, collateral estoppel, release, good faith

settlement, judgment bar or reduction, offset or any other theory of claim preclusion or issue

preclusion or similar defense or counterclaim or as otherwise required by law.

15.   Except as otherwise provided herein or in the Stipulation, all funds held by the

Escrow Agent shall be deemed to be in *custodia legis* and shall remain subject to the jurisdiction of the Court until such time as the funds are distributed or returned pursuant to the Stipulation and/or further order of the Court.

16.   Exclusive jurisdiction is hereby retained over the Parties and the Settlement Class Members for all matters relating to the Action, including the administration, interpretation, effectuation or enforcement of the Stipulation and this Final Judgment, and including any application for fees and expenses incurred in connection with administering and distributing the settlement proceeds to the Settlement Class Members.

17.   Without further order of the Court, the Parties may agree to reasonable extensions of time to carry out any of the provisions of the Stipulation.

18.   There is no reason for delay in the entry of this Final Judgment and immediate entry by the Clerk of the Court is directed pursuant to Rule 54(b) of the Federal Rules of Civil Procedure.

19.   The finality of this Final Judgment shall not be affected, in any manner, by rulings that the Court may make with respect to the proposed Plan of Allocation or Class Counsel's application for an award of attorneys' fees and expenses and for awards to the Class Representatives for their participation in the Action on behalf of the Settlement Class.

20.   The Court hereby finds that the proposed Plan of Allocation is a fair and reasonable method to allocate the Net Settlement Fund among Settlement Class Members, and Class Counsel and the Claims Administrator are directed to administer the Plan of Allocation in accordance with its terms and the terms of the Stipulation.

21.   In the event that the Settlement does not become final and effective in accordance with the terms and conditions set forth in the Stipulation, this Final Judgment (including any amendment(s) thereof, and except as expressly provided in the Stipulation or by order of the Court) shall have no further force and effect with respect to the Parties and shall not be used in the Action

or in any other proceeding for any purpose, and any judgment or order entered by the Court in accordance with the terms of this Stipulation shall be treated as vacated, *nunc pro tunc*, and each Party shall be restored to their respective litigation positions as they existed prior to July 31, 2025, pursuant to the terms of the Stipulation.

Dated: January 8, 2026

_____
HON. JOHN F. MURPHY
UNITED STATES DISTRICT JUDGE

<u>EXHIBIT A</u>

1. Allison Ito

2. Diane M. Hanson

3. Jason Thune

4. Nicholas Rosenfeld

5. Tory Guilfoyle Nims

6. Lourdes Gonzalez-Diez and Paul A. Vogel